Date: 25 October 2001
Number: 23/01

BHP BILLITON SIGNS LNG SALES AND PURCHASE AGREEMENTS

BHP Billiton, together with the other participants in the North West Shelf Venture, today signed Sales and Purchase Agreements with Tokyo Gas Co. Ltd and Toho Gas Co. Ltd of Japan for the purchase and supply of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreements were signed by the six NWS LNG Sellers and cover the supply of 1.37 million tonnes of LNG per annum (mtpa) for a long-term period starting in 2004.

Tokyo Gas and Toho Gas are existing long-term customers of NWS LNG and last year signed Letters of Intent for the supply of 1 mtpa of LNG.
The companies have subsequently notified the Sellers of their requirements for a further 0.37 mtpa of LNG.

This is the first in a series of Sales and Purchase Agreements to be signed for supply of LNG from the North West Shelf Venture's LNG expansion project. The project includes a fourth LNG processing train, which is currently under construction at the Venture's gas processing facilities on the Burrup Peninsula, Western Australia. First LNG from the fourth train is scheduled for mid-2004.

The agreements with Tokyo Gas and Toho Gas follows recent agreements with other Japanese customers, these being:

- a Letter of Intent with Osaka Gas on 16 January 2001 for the supply of 1 mtpa of LNG, starting 2004;
- a Letter of Intent with Tohoku Electric Co. Ltd. on 5 February 2001 for
  0.4 mtpa of LNG, starting 2005;
- a Letter of Intent with Kyushu Electric Power Co. Inc. on 28 March 2001 for the supply of 0.5 million mtpa of LNG, starting April 2006;
- a Key Terms Agreement with Shell Gas and Power on 15 May for the supply of up to 3.7 million tonnes of LNG over five years; and
- a Key Terms Agreement with Chubu Electric Power Company Inc. of Japan on 3 August 2001 for 0.6 mtpa of LNG, starting 2009.

In April this year BHP Billiton announced approval for a fourth train expansion of the liquefied natural gas facilities at the North West Shelf Project on the Burrup Peninsula in Western Australia.

BHP Billiton's equity in the North West Shelf Project is 16.67 per cent.
The other participants are Woodside Energy Ltd (operator - 16.67 per cent); BP Developments Australia Pty Ltd (16.67 per cent); Chevron Australia Pty Ltd (16.67 per cent); Japan Australia LNG (MIMI) Pty Ltd (16.67 per cent);
and Shell Development (Australia) Proprietary Limited (16.67 per cent).

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:  +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:  +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:  +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel:  +44 20 7747 3956
Mobile: +44 7768 264 950
mailto:Marc.Gonsalves@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:  +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:  +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900